AB

SD 3/7/03

03011729

SECURITIES AND EXCHANGE COMMISSION

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RECD S.E.C.
MAR 3 2003
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPHA SECURITIES CORP. AND SUBSIDIARY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 E. 59th Street
(No. and Street)

New York,	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas G. Siekierski **(212) 702-0620**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 4/8

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

February 18, 2003

OATH OR AFFIRMATION

STATE OF NEW YORK

COUNTY OF NEW YORK

I, Douglas G. Siekierski, affirm that to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Alpha Securities Corp. and subsidiary as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Douglas G. Siekierski
President

Notary Public

JOAN M. WILLOR
NOTARY PUBLIC, STATE OF NEW YORK
NO. 30-01BR4838336
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES JANUARY 27, 20 06

Subscribed and sworn to before me this 18th day of February, 2003

Alpha Securities Corp. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 514,950
Receivable from affiliates	571,548
Taxes receivable	43,703
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $64,355)	83,325
Other assets	30,069
Total assets	$ 1,243,595
Liabilities and shareholder's equity	
Employee compensation payable	$ 185,364
Accounts payable and accrued expenses	157,702
Total liabilities	343,066
Shareholder's equity:	
Common stock, no par value; 200 shares authorized, issued and outstanding	60,000
Additional paid-in capital	1,045,105
Accumulated deficit	(231,463)
Cumulative translation adjustment	26,887
Total shareholder's equity	900,529
Total liabilities and shareholder's equity	$ 1,243,595

See accompanying notes.